August 24, 2022

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Erin Donahue
    Sergio Chinos

    Re:    Broadcom Inc.
Form 10-K for the fiscal year ended October 31, 2021
Filed December 17, 2021
File No. 001-38449

Dear Ms. Donahue and Mr. Chinos:
Broadcom Inc. (the “Company”) submits this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2022, issued in response to the Company’s letter dated July 11, 2022 (the “Prior Response Letter”) in response to the Staff’s initial comment letter dated June 24, 2022, all relating to the above referenced filing.
For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments that are in bold italics prior to the Company’s responses.
Form 10-K for Fiscal Year Ended October 31, 2021
Risk Factors, page 13
1.    Your response to comment 2 states that transition risks related to climate change were not identified as being reasonably expected to have a material effect on your business, operating results, or financial condition in connection. Please explain how you concluded on the materiality of the effects of climate change and determined that disclosure was not necessary.
The Company respectfully advises the Staff that the Company carefully considers and prepares its disclosures in accordance with applicable U.S. securities laws and regulations, Commission guidance, and Commission Compliance and Disclosure Interpretations (collectively, the “Disclosure Requirements”), including with respect to materiality within the context of the Company’s business, operating results and financial condition.

U.S. Securities and Exchange Commission
August 24, 2022

In determining the materiality of information to be included in its disclosures filed with the Commission, the Company refers to the standard of materiality set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988) and the Disclosure Requirements. Additionally, as it relates to climate change-related disclosure, the Company considers the Commission’s Guidance Regarding Disclosure Related to Climate Change (Securities Act Rel. 33-9160, Feb. 2, 2010) (the “2010 Guidance”).
In connection with the preparation of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Company’s employees in Finance, Legal, Internal Audit and Investor Relations (the “Disclosure Committee”), including the Chief Financial Officer and the Chief Legal and Corporate Affairs Officer, review and assess potentially material developments, events, trends and risks and their potential impact on the Company’s business every quarter.
The Company’s ESG Steering Committee assesses annually the climate-related risks under the Task Force on Climate-Related Financial Disclosures (“TCFD”) framework, and in connection with such assessment, certain transition risks related to climate change were identified as being applicable to the Company. Certain members of the Company’s ESG Steering Committee are involved in the Disclosure Committee and, as part of the process noted above, the Disclosure Committee considered the transition risks related to climate change and their potential impact on the Company’s business, operating results and financial condition, taking into account the standard of materiality set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), the Disclosure Requirements and the 2010 Guidance. Based on this evaluation, it was determined that such transition risks related to climate change did not, and were not reasonably expected to, have a material effect on the Company’s business, financial condition and results of operations for the periods reported in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021 (the “Form 10-K”) or in the foreseeable future that would require disclosure under the Disclosure Requirements or the 2010 Guidance.

As noted in the Prior Response Letter, the Company is mindful that the consequences of climate change are evolving and the Company will continue to monitor its impact on the Company’s business, operating results and financial condition. If, in the future, the Company determines that there are direct or indirect consequences material to the Company, the Company will include appropriate disclosures in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
2.    Your response to comment 4 refers to capital expenditures for climate-related projects at your Fort Collins, Colorado facility. Please tell us about and quantify climate-related projects at your other facilities for the periods covered by your Form 10-K.
The Company respectfully advises the Staff that the Company spent approximately $0.9 million, in the aggregate, for climate-related projects at the Company’s facilities other than the Fort Collins, Colorado facility in fiscal 2020 and 2021. These climate-related projects generally consisted of purchasing, replacing or upgrading equipment (such as abatement equipment, chillers,

U.S. Securities and Exchange Commission
August 24, 2022

HVAC, vacuum pumps and wet pumps), installing LED light bulbs, installing light sensors in conference rooms and replacing mechanical fans to reduce greenhouse gas emissions and energy.
The Company published its first Environmental, Social and Governance Report in February 2021 that covered the Company’s fiscal 2020 ESG initiatives and program. As such, the Company did not start to specifically identify capital expenditures as climate-related projects at its facilities other than its Fort Collins, Colorado facility until fiscal 2020. The Company believes the capital expenditures for climate-related projects at its other facilities in fiscal 2019 were similar in type to the projects in fiscal 2020 and 2021 and less than the aggregate amount spent in fiscal 2020 and 2021.
The Company respectfully advises the Staff that the Company did not purchase any carbon offsets and voluntary renewal energy certificates and did not enter into any virtual power purchase agreements during the periods covered by the Form 10-K.

The Company will review and monitor climate-related capital expenditures with a view to disclosing such expenditures if and when they become material or otherwise required by the Disclosure Requirements or the 2010 Guidance.
3.    As your response to prior comment 6 does not provide all of the requested information, it is reissued in part. Please include the quantification requested by our comment (including with regards to the cost of insurance) on an aggregate basis, rather than as a quantitative example, for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
The Company respectfully advises the Staff that it has not incurred weather-related effects that have had a material impact on the Company’s operations and financial results during the periods covered by the Form 10-K requiring disclosure of such information in the Company’s filings with the Commission. This determination was made as part of the disclosure process described in response to Comment 1 above and taking into account the standard of materiality set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), the Disclosure Requirements and the 2010 Guidance. As discussed in more detail below:
•severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
The Company respectfully advises the Staff that approximately $0.2 million in costs associated with the wildfire in the State of Colorado in fiscal 2020 was provided in the Prior Response Letter because it was the only severe weather event experienced by the Company during the periods covered by the Form 10-K.
•weather-related impacts on the cost and availability of insurance;

The Company respectfully advises the Staff that any increase in the Company’s cost of insurance during the periods covered by the Form 10-K was unrelated to severe weather. The Company further advises the Staff that weather-related impacts did not affect the Company’s

U.S. Securities and Exchange Commission
August 24, 2022

availability of insurance during the periods covered by the Form 10-K. The Company has confirmed the above information for the periods covered by the Form 10-K with the Company’s Chief Risk Officer who oversees the Company’s insurance program. While insurance premiums may rise in a given year due to many reasons, the Company currently does not expect weather-related impacts to materially increase the cost of its insurance or affect the availability of its insurance.
•quantification of any weather-related damages to your property or operations; and the potential for indirect weather-related impacts that have affected or may affect your major customers.
The Company incurred approximately $0.2 million in costs associated with the wildfire in the State of Colorado in fiscal 2020, which are the costs the Company has incurred in connection with the only severe weather-related event experienced by the Company during the periods covered by the Form 10-K. Additionally, as the Company has not experienced material damages from weather-related events during the periods covered by the Form 10-K, any physical effects of climate change on its operations have not materially affected its major customers, indirectly or directly, during such periods.
The Company continues to monitor the physical effects of climate change on its operations and results and recognizes that scientific studies indicate that severe weather events may become more frequent or intense as a result of climate change. If, in the future, the Company experiences or reasonably expects to experience material physical effects attributable to climate change on its operations or results, the Company will include appropriate disclosures in future filings.
4.    We note your response to prior comment 6. Please further explain how you considered providing disclosure regarding the physical impacts of climate change, such as effects on the severity of weather, as it appears that you may be vulnerable to severe weather or climate-related events. For example, your response notes the wildfires in Colorado in fiscal 2020 and disclosure on page 22 of your Form 10-K states that many of your facilities, and those of your contract manufacturers and suppliers, are located in California and the Pacific Rim region which have severe weather activity. We also note from your ESG Report that “climate change is creating serious issues for the Colorado and western U.S. regions” and that you have response plans for various situations “including climate-related weather events, like wildfires, hurricanes, flooding and blizzards.” In addition, explain in greater detail how you considered disclosing the effects of potential weather-related disruptions to the operations of your customers.
The Company respectfully advises the Staff that, as noted in the Prior Response Letter, the Company regularly assesses the physical effects of climate change on its operations and financial results under the TCFD framework and carefully considers and prepares its disclosures in accordance with Disclosure Requirements, including with respect to materiality within the context of the Company’s operations and results and the operations of the Company’s customers.
As part of the process described in response to Comment 1 above, the Company identified and reviewed the occurrence of any material physical impacts of climate change, including severe

U.S. Securities and Exchange Commission
August 24, 2022

weather activity, to the Company’s operations and financial results and the operations of the Company’s customers. The Company also considered the effects of weather-related disruptions to the operations of the Company’s customers based on the Company’s ability to provide its products to the Company’s customers. For instance, as the Company noted in the Prior Response Letter and in response to Comment 3 above, the Company respectfully advises the Staff that approximately $0.2 million in costs associated with the wildfires in Colorado in fiscal 2020, which was the only severe weather event experienced by the Company during the periods covered by the Form 10-K, did not have a material impact on the Company’s operations and financial results or meet the standard of materiality (as discussed above) for disclosure in the Company’s filings with the Commission. Thus, the Company determined that the wildfires in Colorado in fiscal 2020 did not create a disruption to the operations of the Company’s customers who purchased the Company’s products manufactured at the Fort Collins facility as the Company was able to deliver such products to them.
The Company also took into account the standard of materiality set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), the Disclosure Requirements and the 2010 Guidance. Based on this evaluation, the Company determined that the physical impacts of climate change, such as the wildfires in Colorado in fiscal 2020, and the potential weather-related disruptions to the operations of the Company and the operations of the Company’s customers did not and were not reasonably expected to have a material effect on the Company’s operations and financial results for the periods reported in the Form 10-K that would require disclosure under the Disclosure Requirements or the 2010 Guidance.
The Company respectfully advises the Staff that, as noted in the Prior Response Letter, the Company’s Environmental, Social and Governance Report for fiscal 2021 (the “ESG Report”) is prepared and designed to provide certain information that may be of interest (even when not material from a U.S. securities law perspective or otherwise required by the Disclosure Requirements or the 2010 Guidance) to a wide range of stakeholders, including the Company’s customers. The ESG Report contains information that reflects the Company’s adherence to the voluntary third-party disclosure frameworks, including TCFD, and the Company’s own assessment of what might be useful or informative for the benefit of its various stakeholders. The Company’s disclosures in the ESG Report provide the Company’s stakeholders with additional information because “material” and “materiality,” as defined by the Global Reporting Initiative and reflected in the ESG Report, are different and broader than how those terms are defined and used in the context of the filings with the Commission as defined under Basic Inc. v. Levinson, 485 U.S. 224 (1988) or U.S. securities laws and regulations. Additionally, the ESG Report includes certain climate-related information that reflects the Company’s discussions with its stakeholders and their feedback and requests for information. Thus, the Company may include information in the ESG Report that would not be deemed material under the standards set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), the Disclosure Requirements and the 2010 Guidance.
The Company will continue to monitor the physical impacts of climate change and severe weather activity on its operations and results. If, in the future, the Company experiences material physical impacts of climate change and severe weather activity on its operations, the Company will include appropriate disclosures in future filings.

U.S. Securities and Exchange Commission
August 24, 2022

* * * * * * * *

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please do not hesitate to contact me at (408) 433-7140 or kirsten.spears@broadcom.com with any questions you may have with respect to the foregoing.
Sincerely,

/s/ Kirsten Spears
Kirsten Spears
Chief Financial Officer and Chief Accounting Officer

cc:    Jason Kelly, PricewaterhouseCoopers, LLP
    David Karp, Wachtell, Lipton, Rosen & Katz
    Carmen Lu, Wachtell, Lipton, Rosen & Katz